FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006

                            NAM TAI ELECTRONICS, INC.
                            (Name of the Registrant)

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X       Form 40-F
                                       ---
  (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                    Yes ___     No X
                                                  ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                    Yes ___     No X
                                                  ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )


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Nam Tai Electronics, Inc. (the "Company") is furnishing under the cover of Form
6-K:

Exhibit 99.1: a press release dated May 15, 2006 announcing the Company's results for the first quarter of 2006.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Nam Tai Electronics, Inc.



Date: May 16, 2006                           By:    /s/ Patinda Lei
                                                  ----------------------
                                                  Name:  Patinda Lei
                                                  Title: Chief Executive Officer